14046504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden | |
| Hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 – 68423 |

RECEIVED FEB 2 6 2014

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PERTH ADVISORS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, SUITE 2807
(No. And Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. M. PATRICK CAMPBELL (347) 855-3750
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, MR. M. PATRICK CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERTH ADVISORS LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & CCO

Title

Notary Public

Raymond Lee Sykes II
Notary Public, State of New York
No. 01SY6058803
Qualified in Kings County
Commission Expires May 14, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

New York Office
5 West 37th Street, 4th Floor
New York, New York 10018
TEL. 212-490-3113
FAX. 212-575-5159
www.fulviollp.com

Connecticut Office
95B Rowayton Avenue
Rowayton, CT 06853
TEL 203-857-4400
FAX 203-857-0280

# INDEPENDENT AUDITOR'S REPORT

To the Member of
Perth Advisors LLC:

We have audited the accompanying statement of financial condition of Perth Advisors LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Perth Advisors LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 24, 2014

PERTH ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

## ASSETS

| | |
|---|---|
| Cash | $ 92,106 |
| Advisory fees receivable | 718,682 |
| Other assets | 22,971 |
| TOTAL ASSETS | $ 833,759 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 53,728 |
| TOTAL LIABILITIES | 53,728 |
| Member's equity: | 780,031 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 833,759 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Perth Advisors LLC (the "Company"), was formed on September 16, 2009, in the State of Delaware. The Company, registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on June 15, 2010 ("Inception"). The Company, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a broker dealer that provides advisory services relating to the private placement of capital. The Company is a wholly owned subsidiary of Perth Partners Holdings LLC of Delaware (the "Parent").

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Use of Estimates

Financial statements prepared on the GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

### Income Taxes

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a combined deferred federal, state and city deferred income tax liability of approximately $28,900 at December 31, 2013 related to the current year net income.

The tax years that remain subject to examination by taxing authorities are 2012, 2011, and 2010.

Revenue Recognition

The Company engages in providing advisory services to its clients for private placement activities. Revenue is recognized, in accordance with GAAP, and is based upon the achievement of certain milestones as contractually agreed to between the Company and its clients.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 3. FAIR VALUE MEASUREMENT (continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about what market participants would use in pricing the asset or liability.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $67,278, which was $62,278 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.37 to 1

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

On July 1, 2013, the Company extended its one-year lease agreement for office space, which expires on June 30, 2014. On July 15, 2013, the Company entered into a second lease agreement for additional space, which expires on July 31, 2014. The annual rent under these agreements is $30,584. The lease agreements called for security deposits totaling $4,945, which will be returned at the end of the lease terms and is included in the statement of financial condition in other assets.

As of December 31, 2013, future minimum lease rental payments are payable as follows:

For the year ending
December 31:

| | |
|---|---|
| 2014 | $16,592 |

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

For the year ended December 31, 2013' the total rent expense amounted to $22,211, which is included on the statement of operations.

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 6. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective December 31, 2013 or during the year then ended.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.